TranS1 Inc.
411 Landmark Drive
Wilmington, North Carolina 28412-6303
September 4, 2007
VIA FACSIMILE (202-772-9218) AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Geoffrey Kruczek, Esq.
Re:      TranS1 Inc.
 File No. 333-144802
 Responses to United States Securities and Exchange Commission Staff (“Staff”)
 comments made by Letter dated August 21, 2007
Dear Mr. Kruczek:
     Set forth below are the responses of TranS1 Inc. (the “Company”) to Staff comments made by letter dated August 21, 2007 (the “Comment Letter”), in connection with the Company’s Registration Statement on Form S-1 (File No. 333-144802) filed on July 24, 2007, as amended by Amendment No. 1 to the Registration Statement filed concurrently herewith on September 4, 2007 (as amended, the “Registration Statement”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter, and each response contains a reference to the page number(s), as applicable, where the responsive information may be found in the Registration Statement, a copy of which is enclosed for your convenience. We have also enclosed a supplemental support binder for the data referenced in the “Summary” and “Business” sections of the Prospectus, with each section being marked to support the applicable disclosure.
Prospectus
1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Also, note that we may have additional comments after you file this information.

Company Response: We confirm that any preliminary prospectus we circulate will include all applicable non-Rule 430A information.
Summary, page 1
2.	Please explain whether you intend to commercialize your AxiaLIF 2L, PNR and/or PDR products in the United States. Also clarify the domestic regulatory status of each product.

Company Response: We have revised the Summary to confirm our intention to commercialize our AxiaLIF 2L, PNR and PDR products in the United States, and to clarify the domestic regulatory status of each such product. Please see page 1.
3.	We note that you have disclosed your revenues for fiscal year 2006 and for the three-month period ending March 31, 2007. Please also disclose in the same location in the summary your net losses for these time periods.

Company Response: We have revised the Summary to disclose our net losses for the fiscal year ended December 31, 2006 and the six-month period ended June 30, 2007. Please see page 1.

4.	Please provide us with supplemental support for the data referenced here and in your “Business” section, marking the relevant sections to support the disclosure. Also, please tell us whether this data was obtained through studies financed by you or prepared for you or at your direction or for the registration statement and whether the studies are publicly available.

Company Response: Included with this letter is a supplemental support binder for the data referenced in the “Summary” and “Business” sections of the Prospectus, with each section being marked to support the disclosure. The report from Millennium Research Group was prepared at our request and expense.
Risks, page 3
5.	Please present the risks in bullet format.

Company Response: We have revised the disclosure to provide the risks in bullet format. Please see page 3.
Summary Financial Data, page 5
6.	In order to enhance an investors understanding of the separate events that will impact your equity in connection with this offering, please revise the balance sheet data to insert a “pro forma” column that presents the impact of the automatic conversion of all of the outstanding shares of your preferred stock into shares of common stock. This column should reconcile to the amount presented on the face of the consolidated balance sheet in the financial statements on page F-3. Please note this comment also applies to the capitalization table on page 29 and selected financial data on page 33.

Company Response: We have inserted a “pro forma” column in the balance sheet data table on pages 7 and 35 and in the capitalization table on page 30, to present the impact of the conversion of all of the outstanding shares of our preferred stock into shares of common stock upon the closing of the offering.

7.	We note from your disclosures on page F-15 that the Series A, Series AA, Series B and Series C preferred stock is automatically converted into common stock upon the closing of a firm commitment underwritten public offering of shares of common stock at a price per share of at least $16.50 per share resulting in gross proceeds of at least $40,000,000. Given these conditions, please tell us why you believe the pro forma balance sheet that reflects the preferred shares conversion is based on a factually supportable transaction. Please note this comment applies to your pro forma presentation of the conversion of preferred shares throughout the filing.

Company Response: We inform the Staff that our board of directors and stockholders have approved an amendment (the “Charter Amendment”) to our Fourth Amended and Restated Certificate of Incorporation pursuant to which each share of preferred stock shall automatically be converted into shares of our common stock, at the conversion price then in effect for such preferred stock, immediately upon the closing of a firm commitment underwritten public offering of our shares of common stock at any time before January 1, 2008 in which the price per share is at least $6.60. We have re-filed our Fourth Amended and Restated Certificate of Incorporation, as amended to incorporate the Charter Amendment, as Exhibit 3.1 to the Registration Statement. After preliminary conversations with our underwriters regarding the anticipated offering price of our common stock, and after giving effect to the Charter Amendment, the pro forma balance sheet data reflecting the preferred shares conversion is based on a factually supportable transaction. We have revised the disclosure on pages F-14 and F15 accordingly.
Risk Factors, page 7
Our international operations . . . . page 12
8.	We note your disclosure that your company may be significantly impacted by “laws restricting business with suspected terrorists.” Please explain with specificity how this risk is applicable to your business, industry or offering. Also disclose the countries where your products are sold.

Company Response: We have deleted the reference to “laws restricting business with suspected terrorists”. We have also revised the disclosure to indicate the countries in which our products are currently sold. Please see page 12.
Dilution, page 31
9.	We note your disclosure on page 32 that the preceding tables assume the conversion of all your outstanding shares of preferred stock into 11,992,424 shares of common stock. We also note on page 78 that there are currently 14,751,668 shares outstanding. However, the second table on page 31 identifies only 2,759,244 shares held by existing shareholders. Please reconcile these disclosures.

Company Response: The disclosure in the second table on page 31 has been revised to reflect 14,751,668 shares of common stock held by existing stockholders. Please see page 32.

10.	With a view toward clarified disclosure in the prospectus, please disclose in tabular form how the numbers, amounts and percentages in the second table on page 31 would change, assuming all outstanding options are exercised.

Company Response: We have inserted a new table that sets forth how the numbers, amounts and percentages in the second table on page 31 would change, assuming all outstanding options are exercised. Please see page 33.

Management’s Discussion and Analysis . . ., page 35
Results of Operations, page 37
11.	Please revise to quantify the effects of volume and pricing changes on your revenues for each period presented. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Company Response: We have revised the disclosure to quantify the effects of volume and pricing changes on our revenues for each period presented. Please see pages 38 and 39.
Liquidity and Capital Resources, page 38
Cash Flows, page 39
12.	Please discuss material changes in the underlying drivers of your working capital changes (e.g. cash receipts from the sale of goods and cash payments to acquire supplies and components or goods for resale), rather than merely describing items identified on the face of the statement of cash flows to provide a sufficient basis for a reader to analyze the change. Refer to Item 303(a) of Regulation S-K and Release 33-8350.

Company Response: We have revised the disclosure to better describe the underlying drivers of our working capital changes. Please see page 40.
Operating Capital and Capital Expenditures, page 39
13.	We note your disclosure on page 7 that spine surgeons may be slow to adopt your AxiaLIF products because of the lack of long-term clinical data supporting its benefits. We also note your disclosure here and on page 28 that you intend to fund clinical trials with the proceeds of this offering. Given your disclosure on page 7 that sales of your AxiaLIF products will account for substantially all of your revenues for the foreseeable future, please clarify whether the clinical trials you intend to fund include those for your currently marketed AxiaLIF products.

Company Response: We have revised the disclosure to indicate that the clinical trials that we intend to fund include those for our currently marketed and future AxiaLIF products. Please see page 41.
Stock-based Compensation, page 41
14.	We note that you refer to using the valuation of an independent third party here when determining fair value of certain of your equity instruments. While management may elect to take full responsibility for valuing the equity instruments, if you choose to continue to refer to the expert in any capacity, please revise the filing to name the independent valuation expert and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

Company Response: We have revised the disclosure to provide that our board of directors, together with management, takes the responsibility for determining the fair value of our common stock in connection with stock option awards, and thus we have removed the references to the independent valuation specialist. See pages 42-45.

15.	We note that the estimated fair value of your common stock was determined retrospectively. Please revise to provide the following disclosures, which we believe would be helpful to an investor since changes in your methodologies, and assumptions could have a material impact upon your financial statements:
•	The aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range.

•	Discuss in more detail the significant factors, assumptions, and methodologies used in determining fair value. Specifically, we believe you could enhance your discussion regarding the methodologies used in determining fair value.

•	Discuss each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the twelve months prior to the date of the most recent balance sheet. In this regard, we note from your disclosures on page F-15 that in order for your preferred stock to automatically convert, the offering must be at least $16.50 per share.
Please note that we are deferring any final evaluation of your stock compensation recognized until the estimated offering price is specified, and we may have further comments in that regard when you file the amendment containing that information.
Company Response: We have revised the disclosure to provide (i) the aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range, (ii) the significant factors, assumptions, and methodologies used in determining fair value, and (iii) the significant factors contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the twelve months prior to the date of the most recent balance sheet. Please see pages 43-45. We also refer the Staff’s attention to our response under comment No. 7 above.
Business, page 44
16.	We note your disclosure on page F-8 that you had several customers who accounted for more than 10% of your revenues and accounts receivable balance during 2005 and 2006. Please expand your disclosure to include the information required by Item 101(c)(1)(vii). Please also include similar disclosure for any periods subsequent to fiscal year 2006, if applicable.

Company Response: We have revised our disclosure to include the names of our customers that accounted for more than 10% of our revenues. Please see page 57.
AxiaLIF Clinical Data Summary, page 51
17.	Given your disclosure on pages 52 and 53 summarizing the results of three studies, please file the consents required by Rule 436. Also, please furnish a marked copy of these studies for our review.

Company Response: We do not believe the summaries of studies relating to our products described on pages 54-57 constitute information from a report or opinion of an expert or counsel requiring a consent pursuant to Rule 436. Each of these studies was performed by surgeons at independent universities or private research clinics and were conducted primarily for educational or research purposes to evaluate the efficacy of our AxiaLIF products. We did not fund any of the described studies nor were they performed under our direction or at our request for purposes of inclusion in the Registration Statement. As noted in the disclosure in the Registration Statement, the results of each of the studies have been presented publicly at various industry conferences and are currently being considered for publication in various trade journals. We have supplementally provided a summary of each of the studies described on pages 54-56.
Third Party Reimbursement, page 54
18.	Disclose whether third parties currently reimburse for medical procedures using the registrant’s products.

Company Response: We have revised the disclosure to confirm that third parties currently reimburse for medical procedures using our products. Please see page 57.
Manufacturing and Supply, page 56
19.	We note your disclosure here and page 35 that you rely on third parties to manufacture your products and their components. We also note your disclosure here that you or specialty vendors manufacture “products that are more proprietary,” and your disclosure on page 16 that third parties manufacture “some” of your products. Additionally, your disclosure on page 17 appears to suggest that you currently manufacture all of your products. Please clarify the extent to which you rely on third parties to manufacture your products. Also specify which of your products are manufactured by third parties and which are manufactured by you or by specialty vendors.

Company Response: We have clarified our disclosure to reflect the extent to which we rely on third parties for the manufacture of our products. We have also revised the disclosure to specify which of our products are manufactured by third parties and which are manufactured by us. Please see page 59.

20.	We note your disclosure on page 11 that “some of the key components of our products and related services are currently provided by only a single vendor.” Please identify this vendor here and describe the components and related services it provides. Please also identify the duration of your contract with this vendor, if one exists, and describe the availability of other suppliers in the event such contract or arrangement is terminated.

Company Response: We inform the Staff that we have revised the disclosure to indicate that certain of our key components are purchased from single suppliers, not by a single vendor. Furthermore, we have revised the disclosure to provide that if necessary or desirable, we could source our product components and related services from other suppliers. Given the reduced nature of the risk, we have re-located this disclosure further down in the “Risk Factors” section. Please see page 14.

Facilities, page 61
21.	Please clarify the nature of your facilities. Quantify the portion of leased space that is used for manufacturing and the portion that is used for offices.

Company Response: We have revised the disclosure to describe our facilities and to quantify the portion of our leased facilities that is used for manufacturing, the portion that is used for office space, the portion that is used for research and development activities and the portion available for expansion. Please see page 65.
Management, page 62
22.	Please briefly explain the business of W.F. Jackson Associates, Ltd.

Company Response: We have revised the disclosure to specify that W.F. Jackson Associates, Ltd. is a regulatory affairs consulting business for medical device companies. Please see page 67.

23.	We note that section 3.7 of Exhibit 4.2 to your registration statement appears to describe an arrangement between TranS1 and your prior investors concerning the designees for and election of directors. Please expand your disclosure here to briefly describe such arrangement. Also identify each of your current directors who was designated and elected pursuant to this arrangement. See Item 401(a) of Regulation S-K.

Company Response: We have expanded our disclosure to describe the arrangement between the Company and certain of our investors pursuant to which certain of our current directors were designated and elected. Please see page 68.

24.	We note your disclosure that Mssrs. Carusi, Dann and Osgood are currently employed as a general partner and managing members of Advanced Technology Ventures, Sapient Capital and Cutlass Capital, respectively. Given your disclosure on page 78 that each of these entities and persons beneficially owns at least 12% of your outstanding shares and in light of the arrangement identified in comment 23, please explain to us your basis for excluding from the directors’ business backgrounds an identification of these entities as affiliates of your company. Refer to Item 401(e)(1) of Regulation S-K.

Company Response: We note the disclosure required by Item 401(e)(1) of Regulation S-K and inform the Staff that we have revised the disclosure to indicate the percentage of shares owned by each of Advanced Technology Ventures, Sapient Capital and Cutlass Capital on a beneficial ownership basis prior to and after the completion of the offering. Please see page 67.
Board Composition, page 63
25.	Please disclose whether a majority of your board of directors is independent. See Item 407(a)(1)(iii) of Regulation S-K.

Company Response: We have revised the disclosure to state that a majority of the members on our board of directors are independent. Please see page 68.

Compensation Committee Interlocks . . . , page 65
26.	We note that Mssrs. Dann and Shapiro, who are directors and the sole members of your compensation committee, are also associated with Sapient Capital and Thomas Weisel Healthcare, respectively. Given your related-party transaction disclosure on page 76 regarding your sale of preferred stock to these entities please revise your disclosure here to provide the information required by Item 407(e)(4)(i)(C) of Regulation S-K.

Company Response: We have revised the disclosure to note that Messrs. Dann and Shapiro are affiliated with Sapient Capital, L.P. and Thomas Weisel Healthcare Venture Partners, L.P., respectively, and that each of Sapient Capital and Thomas Weisel Healthcare participated in our Series C preferred stock financing in September 2005, thereby also requiring disclosure as a related party transaction under the caption “Compensation Committee Interlocks and Insider Participation.” Please see page 70.
Compensation Discussion and Analysis, page 66
Role of Compensation Committee, page 66
27.	We note your disclosure that your compensation committee recommends executive compensation packages to your board of directors after soliciting recommendations from Mr. Randall. Expand to state whether the compensation committee and ultimately the board of directors approved the recommendations made by Mr. Randall. If the compensation packages established by your board of directors were different from those recommended by your compensation committee, explain how they differed. Also disclose whether the recommendations of Mr. Randall were adopted without change by your compensation committee, or explain how they differed.

Company Response: We have expanded our disclosure to state that the compensation committee and board of directors ultimately approved the recommendations made by Mr. Randall. Please see page 71.

28.	We note your disclosure that you attempt to compensate your executive officers at a level at least comparable to the compensation amounts of executives at similarly sized medical device companies. Please expand to identify these other companies and define what you mean by “comparable,” given your disclosure that you “do not attempt to target . . . compensation at any particular percentile relative to peer group companies.” Additionally, given that your compensation committee utilizes benchmarking data to determine your executive compensation packages, explain whether the compensation packages of these other companies contain similar types and structures of compensation that you have provided to your executive officers. Also specify how each element of compensation relates to the data you have analyzed from peer companies. See Item 402(b)(2)(xiv).

Company Response: We have revised the disclosure to identify the other companies we use to benchmark our executive officers’ compensation and a comparison of the compensation packages for those companies. We have also revised the disclosure to specify how each element of compensation relates to the data analyzed from these peer companies. Please see page 72.

Base Salary, page 67
29.	We note your disclosure here that your compensation committee recommends changes in salaries based on individual performance during the prior year. We also note your disclosure in the next subsection that cash incentive payments are based on the degree to which an executive’s objectives are achieved. Given your disclosures noted in comment 28, please clarify the extent to which benchmarking applies in setting or changing executive compensation, including base salary and bonus, and the degree to which individual performance is taken into account. For example, do you only benchmark which components are included in your compensation program, or do you also benchmark the actual compensation paid to your executives?

Company Response: We have revised our disclosure to clarify the extent to which benchmarking applies in setting or changing executive compensation, including base salary and bonus, and the degree to which individual performance is taken into account. Please see page 72.

30.	We note your disclosure that because Mr. Randall’s salary was “below market for executives with similar experience levels and with similar responsibilities,” his base salary was increased in May 2007. Please identify the other registrants used for comparative purposes for Mr. Randall’s salary and describe and analyze how the experience, responsibilities and salary of their executives compare with Mr. Randall’s. Also explain why this increase was applied retroactively.

Company Response: We have revised our disclosure to identify the other registrants used for comparative purposes in making the determination to increase Mr. Randall’s salary, and we also expanded our disclosure to describe how the experience, responsibilities and salary of their executives compare with Mr. Randall’s. We have also added disclosure explaining that Mr. Randall’s salary increase was applied retroactively because it was the result of his annual salary evaluation that was performed in May rather than January, the month in which it was originally intended to be performed. Please see page 72.

31.	Please expand your disclosure to discuss in more detail how you determined the compensation levels for each of your other named executive officers. Your revised disclosure should compare and discuss the differences in compensation among all of your executive officers and should address all components of your compensation program. Please also explain the factors considered in setting Mr. Jackson’s base salary at double the amount of his predecessor.

Company Response: We have expanded our disclosure to discuss in greater detail how we determined the compensation levels for each of our other named executive officers, including comparing and discussing the differences in compensation among all of our executive officers and all components of our compensation program. We supplementally inform the Staff that Mr. Jackson’s base salary is double the amount of his predecessor because his predecessor worked on a half-time basis. On a full-time basis comparison, Mr. Jackson and his predecessor had comparable salaries. Please see page 72.

Short-Term Incentive Programs, page 67
32.	Please disclose with specificity for each of your named executive officers all personal and corporate objectives referenced in your disclosure and the weight assigned to each goal or objective. Please provide such disclosure or, alternatively, tell us why you believe that the disclosure of such information would result in competitive harm such that the information could be excluded under instruction 4 to Item 402(b). Further, qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, discuss how difficult it would be for the executive, or how likely it will be for the registrant, to achieve the target levels or other factors. Please see instruction 4 to Item 402(b). Your revised disclosure should clearly and specifically address how your incentive structure works, avoiding vague statements like “incentive payments are based on a combination of corporate objectives and personal objectives.”

Company Response: We have revised our disclosure to identify the personal and corporate objectives for each of our named executive officers. We have identified with specificity those objectives that would not cause us competitive harm. We have not disclosed with specificity those corporate objectives which pertain to financial metrics, as we believe those figures are our confidential information, the disclosure of which could cause us material harm. Please see page 73.

33.	As a related matter, please clarify whether Mr. Randall participates in setting the corporate objectives upon which his incentive payment is based. See Item 402(b)(2)(xv).

Company Response: We have revised the disclosure to clarify that Mr. Randall does participate in setting the corporate objectives upon which his incentive payment is based. Please see page 73-74.

34.	We note your disclosure that target levels for cash bonuses are based on a percentage of your executive officers’ base salary. Please disclose each such target level for your executive officers.

Company Response: We have revised our disclosure to provide the cash bonus target levels for each of our executive officers. Please see page 74.

35.	Please refer to comment 27 above and expand to state whether Mr. Randall’s recommendations as to the cash bonus target levels for each executive were adopted without change by your compensation committee, or explain how they differed. Also explain whether your board of directors has the ability to modify or reject such target levels.

Company Response: We have expanded our disclosure to explain that Mr. Randall’s recommendations as to the cash bonus target levels for each executive officer were adopted without change by the compensation committee. We have also explained the extent to which our board of directors has the ability to modify or reject such target levels. Please see page 74.

36.	We note your disclosure that Mr. Randall elected to receive a portion of his 2006 incentive payment in fully vested stock options rather than cash, while your other executives received a cash payment. Please clarify whether each of your executives may also elect the form of their incentive compensation and, if so under what circumstances. Also explain whether such elections are subject to the approval of your compensation committee or board of directors.

Company Response: We have revised our disclosure to clarify that each of our executive officers other than Mr. Randall does not have the ability to elect the form of his incentive compensation. Please see page 74.

37.	As a related matter, it appears from your disclosure on page 69 that Mr. Randall and two other executives were awarded a cash bonus for 2006. Please disclose with specificity the basis for each of these bonuses, including the individual and corporate achievements upon which such awards were based. Please provide similar disclosure with respect to any awards of options to your executives. See Item 402(b)(2)(v)-(vii).

Company Response: We have revised our disclosure to specify the basis upon which the cash bonuses paid to Messrs. Randall, Simmons and Assell were paid. We have also provided similar disclosure for the option awards to Messrs. Randall, Simmons and Assell in fiscal 2006. Please see page 74.
Summary Compensation Table, page 68
38.	We note your disclosure in note 3 to your summary compensation table that your former CFO terminated his employment in October 2006 and that your current CFO was appointed in April 2007. Compensation information must be disclosed for all individuals who served as your CFO or acted in a similar capacity at any time during your 2006 fiscal year. Given that you have not provided such disclosure for any individual who served or acted as your CFO from October 2006 through April 2007, please confirm that your company operated without a CFO during that time period and expand your disclosure accordingly.

Company Response: We have expanded our disclosure to provide that Mr. Richard Randall, our President and Chief Executive Officer, also served as our interim Chief Financial Officer from October 2006 to April 2007. Please see page 76.
Certain Relationships and Related Party Transactions, page 76
39.	Please expand your disclosure to include the information required by Item 404(b).

Company Response: We have expanded our disclosure to include the information required by Item 404(b) of Regulation S-K. Please see page 84.
Offering Price Determination, page 91
40.	Please clarify whether the offering price will be determined by negotiations between you and representatives of the underwriters.

Company Response: We have clarified the disclosure to confirm that the offering price will be determined by negotiations between us and the underwriters. Please see page 98.
Legal Matters, page 95
41.	Please tell us what legal matters will be passed upon for the representative of the underwriters.

Company Response: We have revised the disclosure to indicate that the underwriters are being represented by Latham & Watkins LLP, New York, New York and Costa Mesa, California. Please see page 102.
Where You Can Find More Information, page 95
42.	Please disclose the Commission’s Web site address, as required by Item 101(e)(2) of Regulation S-K.

Company Response: We respectfully note that we have previously disclosed the Commission’s Web site address in the second paragraph under the section “Where You Can Find More Information.” Please see page 102.
Financial Statements, page F-1
43.	Please update your financial information as required by Rule 3-12 of Regulation S-X.

Company Response: We have updated our financial information as required by Rule 3-12 of Regulation S-X. Please see pages F-3 through F-6.
Revenue Recognition, page F-9
44.	Please revise to state, if true, that your European distributors do not have any right of return. Otherwise, revise to disclose your policy for any right of return. Please also revise to discuss any other post-shipment obligations you have with real respect to your European distributors.

Company Response: We have revised the disclosure to indicate that under the distributor agreements currently in place, a distributor only has the right of return for defective products and, accordingly, revenue is recognized upon delivery. Please see pages 37, 42 and F-9.
Stock-Based Compensation, page F-10
45.	We note that you historically used the minimum value method for purposes of your pro forma disclosures under SFAS 123. Please revise to remove the pro forma disclosures for 2005 and 2004. Refer to paragraph 85 of SFAS 123R.

Company Response: We have revised our disclosure to remove the pro forma disclosures for 2005 and 2004, respectively. Please see page F-10.
Note 6. Capital Stock — Convertible Preferred Stock, page F-14
46.	We note that you have presented your convertible preferred stock outside of permanent equity on your balance sheet. Please tell us and revise the filing to disclose the significant terms of the preferred stock that led to your conclusion that the preferred stock should be classified outside of permanent equity.

Company Response: We have revised the disclosure to provide that since a change in control constitutes a deemed liquidation event, the convertible preferred stock is classified outside of permanent equity and is presented separately in the balance sheets. Please see page F-14.

Part II
Item 16. Exhibits
47.	Please file a copy of the stock purchase agreement for your September 2005 preferred stock financing as an exhibit to this registration statement. Refer to Item 601(b)(10).

Company Response: We have filed a copy of the Series C Preferred Stock Purchase Agreement, dated September 20, 2005, as Exhibit 10.8 to the Registration Statement.
Exhibit 10.7
48.	Identify in the exhibits table the indemnitees who signed the draft indemnification agreement.

Company Response: Please see new Exhibit 10.7.1 for a schedule of indemnitees who have entered into indemnification agreements with us.
Exhibit 23.2
49.	Please provide a currently dated and signed consent from your independent registered public accounting firm prior to requesting effectiveness.

Company Response: We confirm that we will provide a currently dated and signed consent from PricewaterhouseCoopers LLP, our independent registered public accounting firm, prior to requesting effectiveness.
Item 17. Undertakings, page II-3
50.	Please include the full undertaking referenced in number three. Refer to Item 512(a)(5) of Regulation S-K.

Company Response: We have revised undertaking number three so as to include the full undertaking referenced in Item 512(a)(5). Please see page II-3.